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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Advanced Neuromodulation Systems, Inc.
(Name of Subject Company)

Advanced Neuromodulation Systems, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.05 PER SHARE
(INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

801003104
(CUSIP Number of Class of Securities)

Christopher G. Chavez
President and Chief Executive Officer
Advanced Neuromodulation Systems, Inc.
6901 Preston Road
Plano, Texas 75024
(972) 309-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Kenneth G. Hawari General Counsel and Executive Vice President Advanced Neuromodulation Systems, Inc. 6901 Preston Road Plano, Texas 75024-2508 (972) 309-8000	Joseph Cialone, II Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, TX 77002-4995 (713) 229-1234
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX

        The following preliminary communications made prior to commencement are attached hereto:

Exhibit Number	Description
99.1	Letter to employees of the subject company dated October 17, 2005 with attached fact sheet.
99.2	Employee Questions and Answers, dated October 17, 2005.
99.3	Subject company fact sheet.
99.4	Customer Letter, dated October 17, 2005.
99.5	Form of Clinical Studies Letter, dated October 17, 2005.
99.6	Form of Supplier Letter, dated October 17, 2005.

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EXHIBIT INDEX